Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

New American Arriving Arrivals def. Creating a Premier Global Carrier March 6, 2013 Issue 3 Merger Takes the Stage in New York Conference The American Airlines-US Airways merger was the talk of the Street on Monday at the annual JP Morgan Aviation, Transportation and Defense Conference, where US CEO Doug Parker was invited as keynote speaker. The conference provides the investment community with an opportunity to gain insight into a select group of companies in the aviation industry and other industries. On stage in front of industry leaders and experts, Doug discussed the numerous benefits of a merger for the millions of people affected by the airline business, from employees to passengers to communities throughout the world. Audio playback of Doug’s presentation, “Creating A Premier Global Carrier,” can be found on usairways. com (Company info >> Investor relations >> Webcasts). “We now have a network that is as strong as Delta and United, so we can pay people the same as Delta and United pay. And that is what this plan calls for. That’s why we got the support of the employees on both sides, because they know that a strong airline is good for employees, and they wanted to support the chance to have a stronger airline.” – Doug Parker Union unity Our merger continues to receive support from US Airways’ and American Airlines’ labor unions. Last Thursday, US Airways flight attendants, represented by the Association for Flight Attendants – CWA, voted by an overwhelming margin to ratify a new contract that provides immediate pay increases and opens negotiations with their future colleagues at American Airlines under a merger scenario. At the JP Morgan conference on Monday, Keith Wilson, president of the Allied Pilots Association, said, “We are pleased to be here in support of the new American Airlines and its new management team. The combination of American and US Airways is transformational for the entire industry and beneficial for our respective employees. We are gratified that investors recognize the tremendous value that will be created by putting these two great airlines together.” From left to right, Industry Analysis Chairman, Allied Pilots Association, Dennis Tajer; President, Allied Pilots Association, Keith Wilson; US CEO Doug Parker; President, US Airline Pilots Association, Gary Hummel; US CFO Derek Kerr and Business Intelligence Comittee Chairman, US Airline Pilots Association, John Owens. Ratified and signed! All smiles after the newly ratified agreement was signed by US Airways and Association of Flight Attendants leaders. Send your questions to corporate.communications@usairways.com

Part of your oneworld oneworld The new American Airlines will be a member of the oneworld® Alliance, a partnership that will have exciting advantages for both sides. How oneworld strengthens us How we strengthen oneworld Customers will benefit from greater connectivity through The combination will distribute U.S. market share more oneworld, with more options for travel in places like Latin equally among the oneworld, Star and SkyTeam alliances, America, the Caribbean, Asia, Europe and the Middle East. promoting more robust global competition. As the preferred alliance for premium customers oneworld’s available seat mile (ASM) share is projected to worldwide, oneworld will help the new company capture grow from 26 percent to 34 percent. additional premium customer market share. oneworld will have 10 times as many connecting opportunities on the East Coast. ASM Share BEFORE Partnership perspectives oneworld and its parent company, International Airlines Group (IAG), are thrilled to have the new American Airlines among their airline partners. Here’s what they’ve been saying about the merger. “All of our members have been… keen on a bigger, stronger U.S. partner. Clearly this merger accomplishes that. If your partner gets bigger and stronger, that’s good for you.” – Bruce Ashby, CEO, oneworld Alliance (Feb. 20, 2013) “We would like to pay tribute to the work that Tom Horton and Doug Parker have done to bring about this merger and look forward to working with them in their new roles. Our relationship with the new airline will remain strong as we work together to enhance our trans-Atlantic joint business and the oneworld alliance.” – International Airlines Group (Feb. 14, 2013) “I see it, and I’ve always seen it, as a great opportunity for IAG and for oneworld because, without question, American will be stronger and will be better.” – Willie Walsh, CEO, International Airlines Group (July 17, 2012) Oneworld 26% Star 45% SkyTeam 30% AFTER Oneworld 34% Star 36% SkyTeam 30% A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace. oneworld member airlines airberlin American Airlines British Airways Cathay Pacific Finnair Iberia Japan Airlines LAN Malaysia Airlines Qantas Royal Jordanian S7 Airlines 2

New places, new faces The merger will give US Airways customers and employees access to dozens of new destinations around the world. Each week Arrivals will spotlight some of these new routes, so you can learn more about the extended reach of our new network. Shanghai, China (PVG) Helsinki, Finland (HEL) The Journey The Journey Airport: Shanghai Pudong International Airport Airport: Helsinki-Vantaa Airport Get There Nonstop From: Chicago (ORD) or Los Angeles (LAX) Get There Nonstop From: ORD Aircraft: Boeing 777 Aircraft: Boeing 767 In April 2006, American launched its first-ever service to China In May 2011, American launched daily, nonstop, seasonal by inaugurating a daily nonstop Boeing 777 flight between service between ORD and HEL. ORD and PVG. Helsinki was American’s first Finnish destination and On Oct. 7, 2010, American Airlines received U.S. Department American’s13th European destination served nonstop from the U.S. of Transportation approval to fly between LAX and PVG. The The route connects American’s ORD hub to oneworld partner service began in April 2011. Finnair’s major Nordic hub. American also began serving Beijing, China (PEK) from ORD in March 2009. The Destination The Destination Official Language: Finnish, Swedish Official Language: Mandarin Population: 592,384 Population: 23,019,148 Helsinki was founded by Sweden’s King Gustav Vasa in 1550. Shanghai, which means “above the sea,” sits on the Yangtze Helsinki is the capital and largest city of Finland. River Delta on China’s eastern coast, and is roughly equidistant Finnish and Swedish are the official languages of the from Beijing and Hong Kong. municipality of Helsinki. Shanghai is China’s largest city and one of the most populated In the Economist Intelligence Unit’s most recent livability cities in the world. ranking survey, assessing the best and worst cities to live in, Shanghai is the world’s biggest containment port. Helsinki was ranked eighth “most livable city.” Shanghai was featured on the cover of the Jan. 15 Way magazine. Check it out at americanwaymag.com. AMERICAN-US AIRWAYS MERGER IS A NEW OF DOING BUSINESS’ 3.4.13 US AIRWAYS FLIGHT ATTENDANTS APPROVE NEW CONTRACT 2.28.13 INSIDE THE WORLD’S BIGGEST AIRLINE MERGER 2.28.13 AA UNVEILS NEW CROSS-COUNTRY ROUTE, MEXICO DESTINATIONS 2.28.13 3

Hub love: CLT To help our employees learn more about our operations as a merged carrier, each issue of Arrivals will spotlight one of the combined company’s hubs. Check out this weekly feature for fun facts and information about the new American’s nine biggest operational centers. Charlotte (CLT) Charlotte Douglas International Airport has been a key hub for US Airways since the 1980s, when the merger with Piedmont Airlines gave us a significant presence in CLT and opened up new avenues for travel in the region. In 2010, CLT received the prestigious Eagle Award from the International Air Transport Association (IATA) for “Best Airport.” US Airways heritage carrier Piedmont Airlines first began serving the city in 1948. US Airways flights account for approx. 90 percent of current traffic to and from the airport. There are four runways and 95 gates. CLT passenger traffic reached a record high in 2012, with 41.23 million travelers visiting the airport last year. CLT is the second-busiest airport on the East Coast and the sixth-busiest airport in the world in terms of operations. Above, the Charlotte skyline. Photo courtesy of PatrickSchneiderPhoto.com. Below, Charlotte Douglas Airport. Did You Know? Charlotte Fun Facts Charlotte is strategically located in the U.S. and is only a two-hour plane ride from 60 percent of the U.S. population Hosted the 2012 Democratic National Convention Home to 264 Fortune 500 companies with seven of them headquartered in CLT The city was named after Queen Charlotte, consort of King George III of Britain, which is why the city is frequently referred to as “The Queen City” and street signs and other city markers sport a stylized crown symbol. While Charlotte remains the second largest banking center in the U.S., its economy is also highly diversified with a strong presence of businesses in the energy sector, manufacturing and the growing field of IT/big data. There are more than 900 foreign firms that represent more than 45 different countries who now do business in Charlotte Learn more about CLT at charlottechamber.com How will the merger benefit CLT? The merger of US Airways and American Airlines will: Increase CLT’s connectivity and importance as a hub on the East Coast and beyond – together the two airlines offer 653 flights out of CLT every day Provide CLT with access to a larger international network, including many routes to Latin America Support jobs and communities in the region – together the two companies employ 9,800 people and serve nine locations throughout the state “All indications are this merger will be good for Charlotte. Charlotte’s going to be just fine.” – Anthony Foxx, Mayor, City of Charlotte (Feb. 15, 2013) “[The combined company’s] broad network will significantly expand Charlotte’s connection to the rest of the world. This will be good for our businesses and economy.” – Bob Morgan, CEO, Charlotte Chamber (Feb. 15, 2013) “Overnight, US Airways would have the opportunity here to add international service.” – Jerry Orr, Aviation Director, Charlotte Douglas International Airport (Feb. 14, 2013) communications@usairways.com Send your questions to corporate.communications@usairways.com 4

Lovely Legal Language Following is legal language, which we’re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Additional Information and Where To Find It Forward-Looking Statements This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any This document includes forward-looking statements within the vote or approval. The proposed merger transaction between AMR meaning of the Private Securities Litigation Reform Act of 1995. Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) These forward-looking statements may be identified by words will be submitted to the stockholders of US Airways for their such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” consideration. AMR expects to file with the Securities and Exchange “estimate,” “plan,” “project,” “could,” “should,” “would,” Commission (“SEC”) a registration statement on Form S-4 that will “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” include a prospectus of AMR and a proxy statement of US Airways, and other similar words. These forward-looking statements are and US Airways expects to file with the SEC a definitive proxy based on AMR’s and US Airways’ current objectives, beliefs statement on Schedule 14A. AMR and US Airways also plan to file and expectations, and they are subject to significant risks and other documents with the SEC regarding the proposed transaction. uncertainties that may cause actual results and financial position and INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE timing of certain events to differ materially from the information URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED in the forward-looking statements. The following factors, among WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY others, could cause actual results and financial position and timing WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL of certain events to differ materially from those described in the CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED forward-looking statements: failure of a proposed transaction to TRANSACTION. Investors and security holders will be able to obtain be implemented; the challenges and costs of closing, integrating, free copies of the proxy statement, prospectus and other documents restructuring and achieving anticipated synergies; the ability to containing important information about AMR and US Airways, once retain key employees; and other economic, business, competitive, such documents are filed with the SEC, through the website maintained and/or regulatory factors affecting the businesses of US Airways and by the SEC at http://www.sec.gov. Copies of the documents filed with AMR generally, including those set forth in the filings of the SEC by US Airways, when and if available, can be obtained free of US Airways and AMR with the SEC, especially in the “Risk charge on US Airways’ website at www.usairways.com or by directing Factors” and “Management’s Discussion and Analysis of Financial a written request to US Airways Group, Inc., 111 West Rio Salado Condition and Results of Operations” sections of their respective Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when annual reports on Form 10-K and quarterly reports on Form 10-Q, and if available, can be obtained free of charge on AMR’s website at their current reports on Form 8-K and other SEC filings, including www.aa.com or by directing a written request to AMR Corporation, the registration statement, proxy statement and prospectus. Any P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, forward-looking statements speak only as of the date hereof or as of Texas 75261-9616, Attention: Investor Relations or by emailing the dates indicated in the statements. Neither AMR nor investor.relations@aa.com. US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, US Airways, AMR and certain of their respective directors, executive changes in assumptions or changes in other factors affecting these officers and certain members of management may be deemed to be forward-looking statements except as required by law. participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information Stay in the Know about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, We’ll continue sending you updates to keep you informed. In which was filed with the SEC on April 27, 2012. Information about the meantime, please visit: the directors and executive officers of AMR is set forth in its Annual Wings (wings.usairways.com) Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents www.newAmericanarriving.com – a website dedicated can be obtained free of charge from the sources indicated above. Other to the new American Airlines that features relevant information regarding the participants in the proxy solicitation and a employee info and will be regularly updated description of their direct and indirect interests, by security holdings or Follow us on Twitter at @USAirways and otherwise, will be contained in the prospectus and proxy statement and @USemployees, and on Facebook at US Airways other relevant materials when and if filed with the SEC in connection with the proposed transaction. Questions: corporate.communications@usairways.com Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. Arrivals March 6, 2013 ISSUE 3 Editor: Liz Landau, liz.landau@usairways.com PAST ISSUES AVAILABLE ON WINGS Send your questions to corporate.communications@usairways.com 5